July 4, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo – July 4, 2011 – ADVANTEST CORPORATION (the “Company”) has resolved, at a meeting of its Board of Directors held today, to issue stock acquisition rights as stock options pursuant to Articles 236, 238 and 240 of the Companies Law of Japan under the terms and conditions set forth below.

1.	Reasons for issuing stock acquisition rights as stock options

As set out in its press release “Acquisition of Shares of Verigy Ltd. (Whereby Verigy Ltd. is to Become a Wholly Owned Subsidiary of Advantest Corporation)” dated March 28, 2011, the Company has agreed to make Verigy Ltd. (“Verigy”) its wholly-owned subsidiary by acquiring all issued Verigy ordinary shares in accordance with the terms of the Implementation Agreement dated March 28, 2011.  As one of the conditions precedent to such acquisition under the agreement, the Company will assume the stock options which had been granted by Verigy to the directors and employees of Verigy and its subsidiaries at the time of the acquisition by granting them the stock options whose terms and conditions are substantively the same as those under which the relevant stock options were granted by Verigy.

Accordingly, pursuant to such agreement as described above, the Board of Directors of the Company has passed a resolution to grant to the directors and employees of Verigy and its subsidiaries the stock options to be issued by the Company under the terms and conditions set forth in Sections 2 and 3 below.

2.	Type and summary terms of the stock options to be granted by the Company

The stock options which had been issued by Verigy at the time of the acquisition and which are to be assumed by the Company pursuant to the agreement with Verigy (the “Verigy Stock Options”) generally have the same basic terms and conditions, but there are variations in respect of the scope and number of grantees, the number of stock options to be granted, the exercise price and the exercise period depending on the time at which the relevant Verigy Stock Options have been granted.  As such, in order to issue stock options to the directors and employees of Verigy and its subsidiaries under the terms and conditions that are substantially the same as those for the Verigy Stock Options, the Company would have to issue 89 types of stock options whose basic terms and conditions are generally the same but vary in terms of the scope and number of grantees, the number of stock options to be granted, the exercise price and the exercise period.

The outline of the terms and conditions of the stock options to be granted by the Company are set forth in Section 3 below, and the details regarding the scope and number of grantees, the number of stock options to be granted, the exercise price and the exercise period for each of the 89 types of stock options to be granted in accordance with such terms and conditions are set forth in the Exhibit attached hereto.  Set forth below is a general outline as to the total number of the 89 types of stock options to be granted as well as the principal terms and conditions applicable to all of such 89 types of stock options.

(1)	Stock Option Grantees

The aggregate numbers of the 89 types of stock options and the grantees thereof are as follows:

Scope of grantees	Number of grantees	Number of stock options to be granted
Directors of any domestic or foreign subsidiary, whose issued shares are directly or indirectly wholly-owned by the Company	15	1,197,337
Employees of any domestic or foreign subsidiary, whose issued shares are directly or indirectly wholly-owned by the Company	371	1,189,709
Total:	386	2,387,046

(2)	Class and number of shares underlying the stock options:

2,387,046 common shares of the Company (the total for all 89 types of stock options).

*	The number of shares will be adjusted in the event of any stock split, any issuance of new shares at a price lower than the current market price, etc.

(3)	Total number of stock options to be granted:

2,387,046 stock options (the total for all 89 types of stock options).

(4)	Issuance price of a stock option (which will be the same for all 89 types of stock options):

The fair value calculated based on the Black-Scholes Model or any other reasonable method as of the “date of grant” set out in (5) below.  Pursuant to Article 246, Paragraph 2 of the Companies Act of Japan, the issuance price shall be paid by setting off against the monetary compensation in the amount equal to such fair value and to be paid by the Company’s subsidiaries to their directors and employees which the Company shall assume from its such subsidiaries. The representative director is given the power to determine at his sole discretion the details regarding the subscription payment procedures.

(5)	Date of grant of the stock options (which will be the same for all 89 types of stock options):

July 20, 2011 (subject to the condition that all the filing and other requirements under the Companies Act of Japan, the Financial Instruments and Exchange Law of Japan and other applicable laws have been fulfilled).

(6)	Exercise price to be paid upon the exercise of each stock option:

The exercise price varies for each type of stock options, as set out in details in the Exhibit attached hereto.

*	The exercise price will be adjusted in the event of any stock split, any issuance of new shares at a price lower than the market price, etc.

(7)	Exercise period:

The exercise period will commence on July 20, 2011, which is the date of grant, for all of the 89 types of stock options, but the expiration date of the exercise period varies for each type of stock option, as set out in the Exhibit attached hereto.

3.	Details of the terms and conditions of the stock options

The details of the terms and conditions of the stock options to be granted by the Company are as set out below.  The terms and conditions set out below applies to all 89 types of stock options, except for the terms and conditions concerning the scope and number of grantees, the number of stock options to be granted, the exercise price and the exercise period.  With respect to the terms and conditions concerning the scope and number of grantees, the number of stock options to be granted, the exercise price and the exercise period, please refer to the Exhibit attached hereto.  Please note that this Section 3 sets out, as an example, the terms concerning the scope and number of grantees, the number of stock options to be granted, the exercise price and the exercise period applicable to Plan 1 (which is merely one of the 89 different types of stock options).

(1)	Persons to whom the stock options are granted (in this Section 3, the “Grantee(s)”), the number of stock options to be granted and the terms and conditions of grant:

The stock options shall be granted to the Eligible Employees set out below in accordance with the terms and conditions set forth in (2) to (11) below, provided that no stock option will be granted to any person who is not an Eligible Employee as at the time of the acquisition of Verigy by the Company.

Scope of grantees	Number of grantees	Number of stock options to be granted
Directors of any domestic or foreign subsidiary, whose issued shares are directly or indirectly wholly-owned by the Company	1	15,526
Employees of any domestic or foreign subsidiary, whose issued shares are directly or indirectly wholly-owned by the Company	—	—
Total:	1	15,526
[Note:
With respect to the scope and number of grantees and the number of stock options to be granted for each of the plans other than Plan 1, please refer to the relevant section of the Exhibit attached hereto.]

For the purposes of this outline (Section 3), “Eligible Employee” means any director or employee of Verigy, which is a foreign subsidiary of the Company, or any of Verigy’s subsidiaries or affiliates (in this Section 3, the “Employing Companies”) or any other person providing active service to any of the Employing Companies (including any person who is on an approved leave of absence or vacation leave in accordance with the relevant Employing Company’s internal rules), who has neither submitted a notice of resignation (regardless of any notice period) nor has received a notice of termination from the relevant Employing Company (regardless of any notice period and regardless of whether or not the relevant termination notice is lawful under the applicable labor laws and is in breach of a relevant employment agreement).

(2)	Class and number of the shares underlying the stock options

15,526 common shares of the Company.

[Note:	With respect to the number of the shares underlying the stock options for each of the plans other than Plan 1, please refer to the relevant section of the Exhibit attached hereto.]

The number of shares to be delivered upon the exercise of each stock option shall be 1 share, provided that, if any adjustment is made to the exercise price pursuant to Section 6 below, then the number of shares to be delivered in relation to each stock option shall be adjusted in accordance with the following formula.  This adjustment shall be made only in respect of the stock options that have not been yet exercised as of the time of adjustment.  Any fractional share that arises as a result of an adjustment will be rounded down:

Number of shares to be delivered upon the exercise of each stock option	=	Total exercise price
Exercise price per share

If any such adjustment is made in respect of the number of shares underlying each stock option, the total number of shares underlying all of the stock options shall also be adjusted to the sum of:

(i)	(a) the number of shares underlying each stock option after adjustment multiplied by (b) the number of stock options that have not yet been exercised as of such adjustment; and

(ii)	the number of shares that have already been delivered upon the exercise of the stock option(s).

(3)	Total number of stock options to be granted:

15,526.

[Note:	With respect to the total number of stock options to be granted for each of the plans other than Plan 1, please refer to the relevant section of the Exhibit attached hereto.]

(4)	Issuance price of a stock option:

The fair value calculated based on the Black-Scholes Model or any other reasonable method as of the “date of grant” set out in (5) below.  Pursuant to Article 246, Paragraph 2 of the Companies Act of Japan, this issuance price shall be paid by setting off against the monetary compensation in the amount equal to such fair value and to be paid by the Company’s subsidiaries to their directors and employees which the Company shall assume from its such subsidiaries . The representative director is given the power to determine at his sole discretion the details regarding the subscription payment procedures.

(5)	Date of grant of the stock options:

July 20, 2011 (in this Section 3, the “Date of Grant”).

(6)	Exercise price:

The amount to be paid for the exercise of one stock option (in this Section 3, the “Exercise Price”) shall be calculated by multiplying the following per share exercise price by the number of shares underlying each stock option as set out in (2) above (which is one share).

The price to be paid per share upon the exercise of a stock option (exercise price) shall be US $7.84.

[Note:	With respect to the Exercise Price for each of the plans other than Plan 1, please refer to the relevant section of the Exhibit attached hereto.]

If, after the Date of Grant, the Company splits or consolidates its shares, or issues new shares or disposes of its treasury shares at a price lower than the market value (other than the common shares of the Company issued or delivered upon conversion of any convertible securities issued by the Company or upon the exercise of any rights or warrants issued, granted or offered by the Company), then the exercise price per share shall be adjusted in accordance with the formula set forth below, with fractions less than US $0.01 being rounded up.  In addition, the Company may adjust the exercise price in the manner it considers appropriate in its absolute discretion, to the extent necessary and reasonable, if and when:

(i)
the Company issues securities convertible into common shares of the Company at a price lower than the market value (including shares with acquisition put right and shares with acquisition call right, setting the common shares of the Company as consideration);

(ii)	the Company issues stock acquisition rights or securities with stock acquisition rights that effect the issuance or transfer of the common shares of the Company at a price lower than the market price;

(iii)	adjustment of the exercise price is necessary for a merger, corporate demerger (kaisha bunkatsu) or statutory share exchange (kabushiki kokan); or

(iv)	other than the foregoing, adjustment of the exercise price is necessary as a result of the occurrence of matters that cause or may cause the number of outstanding shares of the Company to change.

Formula 1 – In the case of stock split / stock consolidation:

Exercise price per share after adjustment	=	Exercise price per share before adjustment	x	1
Stock split/consolidation ratio

Formula 2 –	In the case of issuance of new shares or disposal of treasury shares below a market price:1

Exercise price after adjustment	＝	Exercise price before adjustment	X	Outstanding number of shares	+	Number of shares to be issued	X	Exercise price per share to be issued
market price per share
				Outstanding number of shares		+	Number of shares to be issued

In the formula above, “outstanding number of shares” shall mean the total number of outstanding shares after deduction of the total number of shares held by the Company as treasury shares.  In the case of a disposition of treasury shares, “number of new shares to be issued” in the above formula shall be read as “number of treasury shares to be disposed of”.

(7)	Exercise period (in this Section 3, the “Exercise Period”):

July 20, 2011 to December 10, 2015.

[Note:	With respect to the expiration date of the Exercise Period for each of the plans other than Plan 1, please refer to the relevant section of the Exhibit attached hereto.]

(8)	Conditions for exercise of stock options

(i)	Cessation of eligibility as an Eligible Employee

(I)
If a person holding a stock option (in this outline (Section 3) as the “Stock Option Holder”) ceases to be an Eligible Employee (except in any of the cases referred to in (II) and (III) below), his/her stock options shall be exercisable only for a period of three months from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period set forth in (7) above, in which case, the stock options that are not exercisable as at the time of such cessation of eligibility shall never become exercisable.

(II)
If a Stock Option Holder ceases to be an Eligible Employee due to his/her death, Disability or separation as a result of any of the events set forth in Section 409A of the U.S. Internal Revenue Code of 1986 (as amended), his/her stock options shall be exercisable only for a period of one year from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period set forth in (7) above, in which case, the stock options that are not exercisable as at the time of such cessation of eligibility shall never become exercisable.  For the purpose of this Paragraph (II), “Disability” means a person’s inability to engage in any work by reason of any medical determinable physical or mental impairment that can be expected to result in death or to last for a period of at least 12 months.

(III)
If a Stock Option Holder ceases to be an Eligible Employee as a result of participation in a voluntary severance incentive program or workforce management plan adopted by the Company or any of its foreign subsidiaries, his/her stock option shall be exercisable to the extent permitted under the relevant program or plan, and shall be exercisable only for a period three months from the date of such cessation of eligibility or, if earlier, until the expiration of the Exercise Period set forth in (7) above.

(ii)	Effect of Change in Control

Notwithstanding any provision of this outline (Section 3), a Stock Option Holder may exercise his/her stock options in whole or in part if any Change in Control (as defined below) occurs in respect of the Company or his/her employment agreement is terminated as a result of such Change in Control (provided that such exercise shall be permitted only if the Company deems it to be appropriate and notifies the relevant Stock Option Holder to that effect).

“Change in Control” means any of the events or circumstances set out in (I) to (IV) below:

(I)
the consummation of a merger, corporate demerger (kaisha bunkatsu), statutory share exchange (kabushiki kokan) or statutory share transfer (kabushiki iten) (collectively, “Organizational Restructuring”) of the Company, if persons who were not shareholders of the Company immediately prior to such Organizational Restructuring own, immediately after the relevant Organizational Restructuring, 50% or more of the voting rights attached to the issued shares of: (a) the continuing or surviving entity as a result of the relevant Organizational Restructuring  (if the Company conducts a corporate demerger in which its business is transferred to another entity or the Company conducts a statutory share exchange (kabushiki kokan) in which it becomes the parent company, then the Company shall be deemed to be the “continuing or surviving entity”); or (b) the direct or indirect parent entity of the continuing or surviving entity (if any);

(II)	the sale, transfer or other disposition of all or substantially all of the Company’s assets;

(III)
a change in the composition of the board of directors, as a result of which fewer than 50% of the incumbent directors are directors who: (a) had been directors of the Company on the date which is 24 months prior to the date of such change in the composition of the board of directors (in this paragraph referred to as the “Original Directors”); or (b) were appointed to the board of directors with the affirmative votes of at least a majority of (x) the Original Directors or (y) the directors whose appointment was previously approved by a nomination of a majority of the Original Directors;

(IV)
any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934 (as amended, the same applied hereinafter), directly or indirectly, of securities of the Company representing at least 30% of the total voting rights represented by the Company’s then outstanding voting securities. (For the purpose of this paragraph (IV), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934 but shall exclude (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a parent or subsidiary of the Company (if any) and (b) a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportion as their ownership of the common shares of the Company); or

(V)
A transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the person who held the Company’s securities immediately before such transaction.

(iii)	Each stock option may not be exercised in part.

(iv)	If the number of shares deliverable upon the exercise of the stock options includes fractions less than one whole share, such fractions shall be rounded down.

(9)	Restrictions on the transfer of the stock options

The acquisition of any stock option by transfer shall require the approval of the Board of Directors of the Company, provided that a board approval shall be deemed to have been obtained for any transfer for which the Company is the transferee.

(10)	Matters regarding the amount of capital and capital reserve to be increased in relation to the shares to be issued upon the exercise of the stock options

(i)
The amount by which the capital will be increased as a result of the issuance of shares upon the exercise of the stock options shall be the “maximum amount of increase in capital, etc.” to be calculated in accordance with Article 17 Paragraph 1 of the Corporate Calculation Rules of Japan multiplied by 0.5 (with fractions less than one whole yen rounded up to the nearest whole yen).

(ii)
The amount by which the capital reserve will be increased as a result of the issuance of shares upon the exercise of the stock options shall be the above-mentioned “maximum amount of increase in capital, etc.” less the above-mentioned amount of capital increase.

(11)
The general terms and conditions of a subscription agreement of the stock options shall be as set out in the relevant subscription agreement (or for any Grantee who is a foreign person or a director or employee of any of the Company’s foreign subsidiaries, the “Rules of the Advantest Corporation 2011 Equity Incentive Plan (for Verigy Ltd.)”, and the representative director of the Company may amend such terms and conditions as necessary.